DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVEN [redacted]
750(

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

06012135

File No. 82-5151

SUPPL

March 29, 2006

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2006
WASH. D.C.
192

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated March 28, 2006, entitled, "Telefônica Data Brasil Holdings S.A. Announces the Extraordinary General Shareholders' Meeting."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

PROCESSED
APR 03 2006
THOMSON
FINANCIAL

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the Extraordinary General Shareholders' Meeting

March 28, 2006 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil, March 28, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced that it will hold the General Shareholders' Meeting on April 28, 2006 at 10:00 hours São Paulo time, at the Company's headquarters located at Av. Brigadeiro Faria Lima #1188 (Auditorium), in the Capital of the State of São Paulo, to discuss the following agenda:

I. To approve the appointment and hiring of the following specialized companies, assigned by the managements of the Company and Telecomunicações de São Paulo S.A. – TELESP ("TELESP") to prepare the necessary appraisals to deliberate about the merger of the Company into TELESP ("Merger"), as announced in the relevant fact published on March 09, 2006: (i) Hirashima & Associados Ltda, responsible for a) the accounting appraisal of the net equity of the Company; (ii) NM Rothschild & Sons (Brasil) Ltda, responsible for the economic and financial analysis of the Company and TELESP, in order to determine the exchange ratio of shares of the Company by new shares of TELESP; and (iii) KPMG Corporate Finance Ltda., responsible for the appraisals, at market prices, of the net equity of the Company and TELESP, in order to compare the calculations for the exchange ratio of shares of the Company by shares of TELESP, in accordance with the established in article 264 of the Law 6404/76;

II. To analyze and deliberate on the appraisal opinions issued by the specialized companies mentioned in item (I) above that are annexes to the "Contract and Justification of the Merger of Telefônica Data Brasil Holding S.A. into Telecomunicações de São Paulo S.A. – TELESP and Partial Spin-Off of Telefônica Empresas S.A." ("Contract");

III. To analyze and deliberate on the Contract and the merger of the Company into TELESP; and

IV. To authorize the management of the Company, in case the Merger is approved, to execute all necessary acts to carry out the Merger, including subscribing the capital increase of TELESP.

DOCUMENTS AT THE DISPOSAL OF THE SHAREHOLDERS

In accordance with article 124, paragraph 6, of the Law 6404/76, all documents related to the subjects that composed the agenda of the Extraordinary General Shareholder Meeting now called for are available for the shareholders at the Company's headquarters and the São Paulo Stock Exchange, as well as in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br).

GENERAL INSTRUCTIONS

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company's headquarters, located at Avenida Brigadeiro Faria Lima #1188, São Paulo-SP, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on April 26, 2006 at 10:00 hours. Such powers-of-attorney must contain special powers and be accompanied with the company's acts and/or documents that prove the representation of the shareholder, in the case of legal entities.

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company's headquarters an abstract of their shareholding position issued by the custodian entity after April 26, 2006.

WARNING IN COMPLIANCE WITH SEC REGULATIONS

The Merger and its supporting documents were filed by the Company and TELESP at the U.S. Securities and Exchange Commission – SEC. The investors of the Company are strongly encouraged to carefully analyze the supporting documents of the Merger, in light of the relevance of their terms. Such documents can be obtained with no charge in the website of the SEC (www.sev.gov).

São Paulo, March 26, 2006

Fernando Xavier Ferreira
Vice-Chairman of the Board of Directors